Exhibit 99.1

1 Corporate Presentation Nasdaq: PRTG May 2023

2 Legal Disclaimer This presentation is for information purposes only . This presentation does not constitute a general advertisement or general solicitation or an offer to sell or a solicitation to buy any securities in any jurisdiction . Such an offer can only be made by prospectus or other authorized offering document . This presentation and materials or fact of their distribution or communication shall not form the basis of, or be relied on in connection with any contract, commitment or investment decision whatsoever in relation thereto . No securities commission or similar authority in Canada, the United States or any other jurisdiction has in any way passed upon the adequacy or accuracy of the information contained in this presentation . Forward - Looking Information This presentation contains "forward - looking statements" that involve risks and uncertainties . Our actual results could differ materially from those discussed in the forward - looking statements . The statements contained in this presentation that are not purely historical are forward - looking statements within the meaning of Section 27 A of the Securities Act of 1933 , as amended, or the "Securities Act," and Section 21 E of the Securities Exchange Act of 1934 , as amended, or the Exchange Act . Forward - looking statements are often identified by the use of words such as, but not limited to, "anticipate," "believe," "can," "continue," "could," "estimate," "expect," "intend," "may," "plan," "project," "seek," "should," "strategy," "target," "will," "would" and similar expressions or variations intended to identify forward - looking statements . These statements are based on the beliefs and assumptions of our management based on information currently available to management . Such forward - looking statements are subject to risks, uncertainties and other important factors that could cause actual results and the timing of certain events to differ materially from future results expressed or implied by such forward - looking statements . Factors that could cause or contribute to such differences include, but are not limited to, those discussed in our reports filed with the Securities and Exchange Commission from time to time . Except as required by law, we undertake no obligation to update any forward - looking statements to reflect events or circumstances after the date of such statements . No representation or warranty, express or implied, is or will be given by Portage Biotech Inc . (the “Company”) or any of its affiliates, directors officers, employees or advisers or any other person as to the accuracy or completeness of the information in this presentation, and no responsibility or liability whatsoever is accepted for the accuracy or sufficiency of this presentation or for any errors, omissions, misstatements, negligent or otherwise, contained herein . A shelf registration statement on Form F - 3 relating to the public offering of the Company’s common stock was declared effective by the Securities and Exchange Commission on March 8 , 2021 . Before you invest, you should read the prospectus in the registration statement and related preliminary prospectus supplement that the Company will file with the Securities and Exchange Commission for more complete information about the Company and the offering . An electronic copy of the preliminary prospectus supplement and accompanying prospectus relating to the offering will be available on the website of the Securities and Exchange Commission at www . sec . gov .

3 Immuno - Oncology Company with Four First/Best in Class Compounds in the Clinic Investment Highlights Cost - Efficient Business Model, Potential Runway to Achieve Multiple Inflection Points Multiple Phase 1b/2 Data Catalysts in 2023 and 2024 Experienced Leadership Team from Bristol Myers Squibb

4 Allan Shaw CFO Justin Fairchild VP Clin Dev Proven Leadership with Oncology and Financing Expertise Board of Directors Gregory Bailey, MD Rob Glassman, MD Linda M. Kozick Jim Mellon Mark Simon Ian Walters, MD CEO, Chairman Rob Kramer, PhD CSO Steve Innaimo VP PM & Operations Brian Wiley CBO Steven Mintz St. Germain Capital Corp Over 10 Oncology Approvals, Several Billion $ Exits

5 Our Formula for Success De - Risked Development Structured to Create Significant Value Strong Academic & Industry Network First/Best in Class I/O Agents Potential for Large Returns • Compounds with broad targets, single agent activity • Address ~70 - 80% of patients that don’t respond • Randomized studies early • Enrich patient population when possible • Active CRADA with National Cancer Institute • Programs vetted with Big Pharma companies likely to transact • >$35B market growth to >$100B • Data catalysts create meaningful inflections • Partner with large oncology - focused companies • Retain IP exclusivity

6 ASSET INDICATION STAGE # of PTS Interim Data Final Data ASSET INDICATION STAGE # of PTS Interim Data Final Data Nine Phase 1b/2 Data Catalysts Anticipated to Drive Value iNKT Engager Platform SITC 2023 ASCO 2023 18 Phase 1 Melanoma + NSCLC PORT - 2 ESMO 2023 12 Phase 1 Solid Tumors PORT - 3 ASCO 2024 SITC 2023 10 Phase 2 Refractory Melanoma PORT - 2+ Keytruda ® ᬚ ASCO 2025 ASCO 2024 30 Phase 2 Front line PD - L1 + NSCLC PORT - 2+ Keytruda ® ᬛ ASCO 2024 SITC 2023 10 Phase 2 PD - L1 – NSCLC 2 nd /3 rd line PORT - 2+ Keytruda ® ᬜ SITC 2025 ASCO 2024 15 Phase 2 PD - L1 + NSCLC 2 nd line PORT - 2+ Keytruda ® ᬝ Adenosine Platform ASCO 2024 SITC 2023 21 - 27 Phase 1a A2A exp Solid Tumors PORT - 6 (A2A) SITC 2024 ASCO 2024 18 Phase 1a A2B exp Solid Tumors PORT - 7 (A2B) SITC 2024 ASCO 2024 20 Phase 1b A2B exp Solid Tumors PORT - 6 (A2A) ᬞ ASCO 2025 SITC 2024 20 Phase 1b A2A exp Solid Tumors PORT - 7 (A2B) ᬟ ASCO 2025 SITC 2024 20 Phase 1b A2A exp Solid Tumors PORT - 6 (A2A) + CPI ᬠ SITC 2025 ASCO 2025 20 Phase 1b A2B exp Solid Tumors PORT - 7 (A2B) + CPI ᬡ ASCO 2026 SITC 2025 20 Phase 1b BM enriched PORT 6/7 (A2A/2B) +CPI ᬢ

iNKT Engagers PORT - 2, PORT - 3 Activating the innate, adaptive immune system and correcting the TME

8 Portage’s iNKT Agonist (PORT - 2): Rationally Designed Liposomal Formulation of IMM60 iNKT cell iNKT in charged liposome to protect lipid chain, aggregate in tumor, and promote Type 1 cytokine release IMM60 Binds to CD1d on APC and other myeloid cells TCR CD1d PORT 2 Immune activation

9 Innate Immune System: Adaptive Immune System: Tumor Microenvironment: Kills cancer cells & increased PD - L1 expression iNKT cell PORT - 2 Stimulates Multiple Arms of the Immune System to Produce a Robust Anti - Cancer Response

10 Antigen MDSC & TAM CD - 8 T cell B - cell Dendritic cell NK cell Target cells Companies in the space PD - 1 PD - L1 Tumor Cell • Upregulates PD - L1 • Monotherapy activity in PD - 1 resistant models • Combo restores sensitivity to PD - 1 Ab + Enhanced activation Multiple Cell Types Needed for Anti - Cancer Response PORT - 2 compound impacts all these pathways, including changing the tumor directly

11 PORT - 2 Demonstrates Robust Single Agent Activity Jukes et al Eur. J. Immunol. 2016. 00: 1 – 11 IMM60 (0.5ng/mouse) PORT - 2 Vehicle + anti PD - 1 Vehicle Untreated PORT - 2 shows better response rates vs. anti - PD - 1 in melanoma model B16 melanoma lung metastases

12 SITC 2022 - Interim Phase 1 Data Confirms PORT - 2 Safety and MOA a Wennhold et al., Cancer Immunol Res 2021;9:1098 - 108. 2 Melanoma 4 NSCLC Tumor type 64 (41,79) Age 5(3,7) Median prior therapies 100% Prior PD - 1 50% ECOG 0 50% ECOG 1 Performance status • MCP - 1 ( Figure 3 ) and IP - 10 ( Figure 4 ) showed increases in most subjects, no increases in IL - 6, IL - 4 and IL - 10 • iNKTs downregulate their TCR when the agonist binds to the receptor, indicating activation of the iNKT ( Figure 5 ) • Increase in CD86+ B cells which is associated with tumor - specific antigen presentation and sensitivity to checkpoint inhibition a ( Figure 6 ) Figure 6 Figure 5 Figure 3 Figure 4 Table 2: Adverse Events Related to IMM60 (n=6) Grade 3 - 5 Grade 2 Grade 1 Adverse Event 0 0 1 (17%) Dizziness 0 1 (17%) 0 Fatigue 0 0 1 (17%) Flu - like symptoms 0 0 1 (17%) Hair Loss 0 0 1 (17%) Headache 0 1 (17%) 0 Hypertension 0 0 1 (17%) Vomiting Exposure/Safety: • 27 infusions administered to 6 patients [median 4 per patient] • No SAEs, no DLTs were observed

13 SITC 2022 - Interim Phase 1 Data Confirms Activity a Cancer Immunol Res 2021;9:1098 - 108. Evidence of monotherapy activity Baseline 3 months Mediastinal Lesion Decreased from 4cm to 1.9cm Additional data in 2023: • High dose cohort of patients receiving PORT - 2 monotherapy • total patients to receive monotherapy (n=18) • Data from cohort of patients receiving PORT - 2 + Keytruda combination • Best response by RECIST was PD in all 3 patients at 1 mg/m 2 dose . • One of 3 patients treated at 3 mg/m 2 had mixed response (melanoma patient previously failed anti - PD - 1 and targeted therapy), see images below .

14 Multi - arm study with four parallel development paths = multiple shots on goal IMPORT - 201: Phase 2 Evaluates Front Line NSCLC and Refractory Melanoma https:// www.isrctn.com/ISRCTN80472712 PD - 1 q3wk iv infusions n=15 PD - 1 naïve patients PORT - 2 One dose @ MTD n=15 PORT - 2 + PD - 1 6 x iv infusions q3wk @ CMTD n=30 PD - 1 naïve patients Biopsy at 2 - 3wk Pre - Rx Biopsy NSCLC N=60 Progression PD - L1 ≥ 50% PD - L1 <1% PORT - 2 6 x iv infusions q3w @ MTD n=10 PD - 1 refractory Melanoma N=10 ᬛ PORT - 2 + PD - 1 q3wk iv x 5 ᬚ ᬜ ᬝ PORT - 2 + PD - 1 q3wk iv x 6 Clinical Catalysts In collaboration with

Adenosine Portfolio Validated mechanism impacting multiple immune cells Opportunity to modulate adenosine in 4 different ways: PORT - 6 A2AR Inhibitor PORT - 7 A2BR Inhibitor PORT - 8 A2AR/A2BR Dual Inhibitor PORT - 9 Gut - Restricted A2BR Inhibitor

16 Leveraging A2A and A2B Alone or in Combo Allows for Customization of Treatment Targeting Adenosine in Cancer Immunotherapy to Enhance T - Cell Function; Virgano, et al; Frontiers in Immunology 2019 modified slightly and used under CC BY 4.0 Macrophage Treg T cell NK Cell Endothelial Cell CAF MDSC Tumor Cell Neutrophil DC Promote adaptive response (A2A and A2B) Correct the TME (A2A and A2B) Decrease proliferation, metastasis and survival (A2A and A2B) Tumor is complex system governed by numerous immune cells

17 Difference in A2A Small Molecules 10+ hrs Only asset with single agent activity in mouse models Competitive inhibitors won’t block in settings of high adenosine ARCUS CORVUS Potency Selectivity 2.5 hrs Portage’s PORT - 6 is best in class for potency, selectivity and durability Relative profiles of A2A antagonists based on public profiles Bubble size illustrates how long receptors are occupied In Phase 1, no efficacy at QD 17% ORR at 80mg BID, need longer occupancy Couldn’t escalate due to tox (poor selectivity)

18 Fast Follower with Precedent for Biomarker Selection * Expression data from Labcorp Probability of Survival 100 50 0 A 2A R low A 2A R h HR=0.45 (0.19 - 1 P=0.02 % A2A high* Tumor type 50 RCC 38 BC 34 NSCLC 32 Gastric 26 Prostate Best % Change in Tumor Lesion by High/ Low A 2A R levels Enrich patient population with biomarker/clinical data iTEOS independent monotherapy activity in biomarker defined population (data from retrospective analysis ASCO 2021) Positive effect of adenosine antagonist in patients with high adenosine expression demonstrated Tumors with High Adenosine Survival curve by High/ Low A 2A R levels

19 PORT - 7: Highly Selective and Potent A2B Adenosine Receptor Antagonist High potency and selectivity may provide important safety and efficacy advantages • Activity in 4T1, CT26, and other disease models (asthma, fibrosis, sickle cell) Data on File Binding Affinity Functional Receptor Antagonism receptor Selectivity Ki (nm) Receptor 1 9 A2B >3000x >30,000 A1 >1000x >10,000 A2A >3000x >30,000 A3 Selectivity Ki (nm) Receptor 1 13 A2B 23x 300 A1 138x 1,800 A2A >4,000x 60,000 A3 Portage only company developing potent/selective A2B inhibitor

20 ADPORT - 601: Adaptive Phase 1a/1b Study Phase 1a Starting Dose (10 mg BID) (n=12 - 15) A2AR (PORT - 6) indications: A2BR (PORT - 7) indications: Colorectal Cancer, Non - small Cell Lung Cancer, Endometrial Cancer, Ovarian Cancer with high A2B expression Prostate Cancer, Non - small Cell Lung Cancer, Head & Neck Cancer, Renal Cell Cancer with high A2A expression PORT - 6 1a: MONOTHERAPY (Safety) Phase 1a Starting Dose (200 mg QD) (n=9 - 12) PORT - 7 100 mg 800 mg Recommended P2 Dose Recommended P2 Dose PORT - 6 + PORT - 7 PORT - 6 + CPI PORT - 7 + CPI COMBO (Safety) PORT - 6/PORT - 7 + other Portage agents Clinical Catalysts (Efficacy) COMBO 1b: MONOTHERAPY (Efficacy) ᬢ Cross over at progression PORT - 6 and/or PORT - 7 + SOC n=20 ᬠᬡ Randomized SOC n=10 PORT - 6 and/or PORT - 7 n=20 ᬞᬟ Monotherapy in biomarker defined patient population

21 iNKT Agonists • Composition, formulations with antigens, other I/O agents • Liposomes/particles 2031 - 2036 Patent Exclusivity Many Applications Pending Worldwide Strong U.S. and Global IP Positions on Platforms and Products Broad and deep intellectual property covering: >60 Issued Patents Adenosine Inhibitors • Composition of matter patents • Use patents filed Nanolipogel & DNA Aptamers • Optimized co - delivery platforms • New IP for aptamers • Composition patents for products VLP Delivery Platform • First - in - class systemic STING agonist

22 Key Upcoming Clinical Development Milestones* 2023 2024 2025 Q1 Q2 Q3 Q4 1H 2H IMPORT - 201 (PORT - 2) P2 start IMPORT - 201 (PORT - 2) P2 ORR data ADPORT - 601 (Port - 6/7) study activation ADPORT - 601 (Port - 6/7) P1b start IMPORT - 201(PORT - 2) ASCO IMPORT - 201 (PORT - 2) SITC IMPORT - 201 (PORT - 2) P2 PFS data *At conferences we will present multiple arms & tumor types ADPORT - 601 (PORT - 6) P1a SITC IMPORT - 201 (PORT - 2) SITC ADPORT - 601 (Port - 6/7) SITC IMPORT - 201 (PORT - 2) ASCO ADPORT - 601 (PORT - 6/7) ASCO ADPORT - 601 (Port - 6/7) P1b

23 Summary Financial Data ~$13.1 million Cash Balance (12/31/22) $29.8 million Committed Purchase Lincoln Park Capital Available ^ $ - Debt 17,403,594 Shares Outstanding (03/01/23)** 50% Insider Ownership 50% Public Float* 1,596,040 Options & RSUs Outstanding (12/31/22) $(~2.0 million) Cash Burn During Quarter Ended 12/31/22 ~$5 million Expected Quarterly Cash Burn in 2023 ^Portage has the right (sole discretion/no obligation), to sell up to $30 million shares over agreement’s 36 - month term based on prevailing market prices at the time of each sale, subject to certain conditions. As of 2/28/23, approximately $28.5 million are available proceeds under the Purchase Agreement. *Includes ~3.5M Shares subject to lock - up agreements (6 - 12 mo) in recent 2 stock transactions. **Excludes 4,127 shares earned for services rendered in January and February 2023, accrued at February 28, 2023 but not yet issued.

24 Novel, Clinical Stage I/O Portfolio with Small Molecule Focus • Manufacturing simplicity, low capital investment • Nine phase 1b/2 clinical data reads over next 2 years Engine for Efficient Drug Development & Commercialization • Expert scientific oversight • Lean structure with financial flexibility/good cash runway Preferred Partner for Pharma in I/O • Deep industry network facilitates engagement with big pharma and biotech • Packaged for commercialization/acquisition Expert Leadership with Track Record of Success • Proven success, more than 10 oncology approvals • Formation of Biohaven Pharmaceuticals, sale to Pfizer Accelerating I/O Development in Untapped Growth Areas